SHAREHOLDER MEETINGS
On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 81, 234,775 shares of beneficial interest were voted at the meeting. The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows: WITHHELD
                                             FOR                     AUTHORITY

Patti McGill Peterson                        70,074,918             2,159,857

Steven R. Pruchansky                         79,411,637             1,823 138

Norman H. Smith                              79,015,917             2,218,858


The shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal period ending October 31, 2004, with the votes tabulated as follows: 79,675,601 FOR, 597,378 AGAINST and 961,796 ABSTAINING.

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